Exhibit 99.2

APTORUM GROUP LIMITED

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 9 pm Hong Kong time on March 10, 2026

(Record Date — January 27, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ian Huen, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of Aptorum Group Limited which the undersigned is entitled to vote, as specified below on this card, at the annual meeting of Shareholders of Aptorum Group Limited to be held on March 10, 2026, 2026, at 9:00 pm, Hong Kong time, and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” PROPOSALS 1 AND 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY, BEFORE 11:59 PM EST ON MARCH 9, 2026, IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To re-elect Justin Wu and Douglas Arner to hold office until the third annual meeting following their election or until their earlier death, resignation or removal.

Nominees:

Justin Wu ☐

Douglas Arner ☐

For All	Withold All	For All Except
☐	☐	☐

Instruction: To withhold authority to vote for any individual nominee(s), mark “For All Except” and fill in the circle next to each nominee you wish to withhold

PROPOSAL 2: To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2025, and to authorize the Board of Directors to fix their remuneration.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting ☐ YES ☐ NO

Signature of Shareholder:

Date:

Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: